Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Host a Webcast to Highlight its Immune-Educating DPX® Platform

Event will feature Michael Kalos, Ph.D., member of IMV’s Board of Directors and internationally recognized expert in T cell therapy and immunotherapy

Live webinar on Thursday, February 24th @ 8amET, registration details below

Dartmouth, Nova Scotia and Cambridge, Mass. – February 17, 2022 -- IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and hematological cancers, today announced that it is hosting a Research and Development Day” via webcast on Thursday, February 24, 2022 at 8:00am Eastern Time to highlight the differentiating features of its patented DPX delivery platform.

IMV’s DPX technology is a delivery platform that can incorporate a range of bioactive molecules to produce targeted, long-lasting immune responses enabled by various formulated components. This versatile, immune-educating technology is being developed for application in a variety of therapeutic areas (e.g., oncology, infectious disease) where generation of a target-specific immune response is expected to mitigate disease.

The webcast will feature a presentation by Michael Kalos, Ph.D., Key Opinion Leader (KOL) and member of IMV’s board of directors, who will discuss the potential of IMV’s DPX delivery platform in addressing unmet medical needs in the current and future oncology landscape.

The IMV team will describe the DPX delivery platform technology and its differentiated immune-educating capabilities, highlighting key advantages demonstrated in both clinical and preclinical studies including its favorable safety profile. IMV management will also provide an update on the Company’s clinical programs and discuss key expected milestones in 2022. A live question and answer session will follow.

To register for the Research and Development Day, please click here(http://lifesci.rampard.com/WebcastingAppv5/Events/eventsDispatcher.jsp?Y2lk=MTYzNA==).

Michael Kalos, Ph.D. is an internationally recognized expert in T cell therapy and immunotherapy and brings over 25 years of experience and expertise in cell therapy, oncology vaccines, and immune-oncology. Dr. Kalos has held executive and R&D leadership positions in biopharma at Arsenal Bio, Janssen, and Eli Lilly. Prior to his career in the biopharmaceutical sector, Dr. Kalos spent 10 years in academia, where he focused on the development of integrated translational biomarker programs to support the development of cell therapy and immunotherapy programs. The laboratory he founded and directed at the University of Pennsylvania played a key role in the success of the clinical cell therapy program at Penn, including the development of the CTL019 program, which was licensed to Novartis and led to Kymriah, the first approved CART cell therapy product.

Dr. Kalos obtained his Ph.D. from the University of Minnesota and completed post-doctoral training in the laboratory of Phil Greenberg at the Fred Hutchinson Cancer Research Center. He has co-authored over 85 peer-reviewed manuscripts, including multiple highly cited articles in high-impact journals that have helped define the space of CAR- and TCR- based T cell therapy, as well as book chapters in the field of cancer immunotherapy. He also has over 26 issued patents in the fields of cell therapy, immunotherapy, and vaccines. Dr. Kalos now actively serves in an advisory capacity for a number of biopharmaceutical companies as well as international immunotherapy consortia and organizations.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides of survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study is available, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com